Filed by FBR Asset Investment Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
              and deemed filed pursuant to Rule 14a-12 under the Securities Act

                              Subject Company: FBR Asset Investment Corporation
                                                  Commission File No: 001-15049





               FRIEDMAN, BILLINGS, RAMSEY, GROUP, INC. (NYSE: FB)
                                       AND
                 FBR ASSET INVESTMENT CORPORATION (NYSE: FB)
                               JOINT EARNINGS CALL
                              FOURTH QUARTER, 2002
                       9:00 A.M. E.S.T., JANUARY 29, 2003
                                   TRANSCRIPT

MODERATOR:
Good morning and welcome to the Friedman, Billings, Ramsey Group and FBR Asset Investment Corporation's joint fourth quarter earnings call. Lines will be placed on a listen-only until the question and answer session of today's call, and the call is being recorded. If you have any objections, you may disconnect at this time.

Now I would like to turn the call over to Mr. Kurt Harrington. Thank you, sir. You may begin.

KURT HARRINGTON, CHIEF FINANCIAL OFFICER OF FRIEDMAN, BILLINGS, RAMSEY GROUP,
INC.:
Good morning. This is Kurt Harrington, Chief Financial Officer of Friedman, Billings, Ramsey Group and FBR Asset Investment Corporation.

Before we begin this joint conference call, I would like to remind everyone that statements concerning future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates, and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the effect of demand for public offerings, activity in the secondary securities markets, changes in interest rates, prepayment speeds within the mortgage-backed securities (MBS) market, the ability to enter into repurchase agreements to finance MBS investments, the high degree of risk associated with venture capital and other equity investments, available technologies, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause results to differ materially is contained in FBR Group's and FBR Asset Investment Corp.'s Annual Reports on Form 10-K and quarterly reports on Form 10-Q.

I would now like to turn the call over to Emanuel Friedman, FBR Group's Chairman and Co-CEO, and Eric Billings, Vice Chairman and Co-CEO of FBR Group and Chairman and CEO of FBR Asset Investment Corp. Also joining us this morning are Rick Hendrix, President and COO of FBR Asset Investment Corp., and Bob Smith, COO of FBR Group.

EMANUEL FRIEDMAN, FBR GROUP'S CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER:
Today, FBR Group announced record annual revenue and earnings. This growth reaffirms, in what can only be described as unsettled times, the ongoing success of our platform build-out and the effectiveness of our execution.

For the full year of 2002, FBR reported net income of fifty-two point four million, or a dollar eight per share before extraordinary gain, on revenues of two hundred and sixty-eight million, compared to a net loss of thirteen point nine million, or twenty-nine percent per share before extraordinary gain on revenue of a hundred and sixty point eight million the previous year. Remember that our 2001 results included technology sector write-downs of eighteen point one million and restructuring charges of five point two million. Adjusting for the effect of these items, our 2001 operating results would have been nine point four million, or twenty cents per basic share.

FBR achieved both record revenue and net income in 2002. We saw revenue growth across each of our profit centers--investment banking, institutional brokerage, and asset management. For the year, aggregate growth across the company was sixty-seven percent compared to 2001, including growth of seventy-three percent in investment banking, eighteen percent in institutional brokerage, and two hundred and sixty-four percent in asset management.

We're also pleased with our fourth quarter. Although not as strong as the third quarter, our results continued to demonstrate our ability to generate a high cash return on unleveraged equity capital even in difficult markets--sixteen point eight percent annualized return on equity for the fourth quarter. Friedman, Billings, Ramsey Group reported net income after tax of ten point one million, or twenty-one cents per share for the quarter, compared with net income before extraordinary gain of nine point six million, or twenty-one cents per share, in the fourth quarter of 2001.

The company fully utilized its operating loss carry forwards and began recording income tax expense during the second half of 2002. Pre-tax net income for the fourth quarter of 2002 was ten point eight million, up thirty-eight percent compared to seven point eight million before extraordinary gain for the fourth quarter of 2001.

The results that we announce today do not include any impact from the deployment of capital into a mortgage-backed strategy similar to FBR Asset's. We began in the fourth quarter our planned redeployment of seventy million dollars of excess capital, including ten million dollars of our existing long-term investments. This week, we closed on the first tranche with the purchase of three hundred and fifty million of mortgage-backeds, utilizing thirty-five million of redeployed equity capital invested at spreads that create a return of twenty percent.

At December 31st, our book value per share was five dollars and twenty-eight cents, a thirty percent increase from four dollars and six cents at the start of the year. FBR Group's annualized return off of equity for the year was twenty-four point eight percent, and for the fourth quarter was sixteen point eight percent.

Now let me talk for a moment about the performance of each of FBR Group's profit centers. In investment banking, during the fourth quarter, FBR raised approximately five hundred and seventy million in capital for our investment banking clients. We completed ten capital raises, lead managing four public underwritings and two private placements, and co-managing four public underwritings. In addition, we completed three M&A transactions and four other advisory assignments. These transactions included a more than a hundred and twenty million dollar lead-managed follow-on offering for RLI, a specialty insurance company, just a year after we expanded our insurance investment banking effort.

Most importantly, FBR continued to be ranked number one among major underwriters for aftermarket performance for the one and five year periods ending December 31, 2002. For 2002, FBR ranked twelfth by dollar volume raised as a lead manager of public equities across all industries and all market capitalizations, according to CommScan Equidesk.

Thirty-five percent of our transactions during the year were in sectors other than financials and real estate, and we continue to grow in those other sectors--for example, many of you have noticed that we have recently filed a hundred and forty million dollar IPO in the security industry.

Looking forward, despite difficult market conditions, we remain optimistic about our prospects in investment banking. Our backlog remains strong, with IPO transactions totaling two hundred and fifty million dollars already filed. We are reaffirming our revenue target of a hundred and fifty million in our investment banking business for 2003.

In institutional brokerage, FBR continued to expand its research, institutional sales, and trading capabilities, adding seven analysts and five brokers and two traders during the quarter, taking the totals in these groups up to sixty-six and eighty-four, respectively.

In its asset management business, at December 31, 2002, FBR had more than two point seven billion in gross assets under management, excluding FBR Asset, which is FBR Group's largest managed vehicle. Our mutual fund assets under management grew eighteen percent during the year, and our revenue for the year included sixty-one point one million from asset management fees, balance sheet earnings, interest, and dividends.

In conclusion, we are pleased with our results for 2002 - not only quantitatively, with the strongest year-over-year revenue growth since we went public - but also qualitatively, with the continued diversification of our revenue stream across our three profit centers and six industry sectors.

Now I would like to hand the call over to Eric Billings.

ERIC BILLINGS, VICE CHAIRMAN AND CO-CEO, FRIEDMAN, BILLINGS, RAMSEY GROUP, INC:
Thank you, Manny. FBR Group's results for 2002 confirm the growth that has characterized our company since we founded it in 1989. Since we created our company through the end of 2002, our business has grown at a compounded annual growth rate of approximately thirty percent. Since 1999, the growth rate has been even higher.

We are particularly well positioned for continued growth at this time and are actively hiring across the platform, as well as considering further geographic expansion. In addition to our internal structure, the competitive environment in the securities industries is aiding our growth.

Internally, we continue to grow our intellectual capital and revenue-generating potential through selective hiring and strategic expansion. Key people are, of course, key to driving profitability in our business. During 2002, we hired senior producers throughout our capital markets business--institutional sales, sales trading, research, and investment banking. At year-end, FBR Group's total full-time headcount was four hundred and eighty-one people. Over the next twelve to eighteen months, we expect to grow that closer to five hundred people. Presently, we are actively recruiting managing directors in our investment banking in five of six, of our six industry sectors. Our ability to attract qualified candidates is better now than ever in our history, as our recent hires show.

The competitive environment is also very favorable from a business-generation perspective. Throughout our thirteen-year existence, we have competed not only with Wall Street, but also with some of the great names outside of Wall Street--Robbie Stevens, Montgomery, Alex Brown, H&Q--many of which are either gone completely or have been acquired. As a result, for middle-market issuers in the United States seeking to raise equity capital in size, we are now one of the few remaining investment banks outside of Wall Street that can execute that--hence our number eight rank for 2002 among all lead managers of equity underwritings for issuers with market caps less than a billion dollars.

The competitive environment is also in our favor in our institutional brokerage business as we seek to provide more depth of service and more value added to our institutional brokerage customers. As fewer firms outside of Wall Street are able to support the significant cost of meaningful institutional research effort, we have invested in generating a truly independent research view. We look forward to significant growth in this business, a goal that seems eminently achievable given our current market share of less than one percent.

Now let me address the broader economic environment and why we believe that the challenging economy may actually be a backdrop to enhanced opportunity for our company. One of our great strengths over ten years of investment banking has been to recapitalize companies. This goes back to the foundation of our investment banking business in 1993, when we recapitalized several of the banks and thrifts in the United States--names like Glendale Federal, later acquired by Golden State, and Crossland Savings Bank. In the late nineties and into 2000, we did the same for energy companies, and have recently seen opportunities to do the same across all of our industry sectors. Today, corporate America is over-leveraged, a fact that creates opportunity for us. We can help companies to de-leverage and bring their debt-to-equity ratio back into balance by raising equity capital for companies with good business franchises but bad balance sheets.

Against this background, let me provide some guidance on our current revenue projections for 2003. We currently project total revenues for FBR Group, on a stand-alone basis, of approximately three hundred and thirty million dollars, including a hundred and fifty million in investment banking, seventy-eight million in institutional brokerage, excluding interest and dividends, and more than twenty-five million in asset management fees, excluding FBR Asset.

For 2003, we are increasing our estimate of the break-even revenue level in our capital markets businesses--investment banking and institutional brokerage--to a hundred and fifteen million dollars, up from a hundred and ten million dollars in 2002, with an anticipated contribution margin beyond that break-even point of approximately forty percent in those businesses. Investment banking revenue can be volatile, so this revenue outlook for the year is not necessarily indicative of what we might see in any particular quarter.

Turning now to FBR Asset's results, this morning FBR Asset reported record fourth quarter net income of thirty-two point nine million dollars, or a dollar thirty per share, fully diluted. This compares to net income of thirteen point three million, or a dollar sixty-two per share, fully diluted, in the fourth quarter of 2001. For the full year, FBR Asset's earnings totaled a hundred and seventeen million dollars, or five dollars and seventy-two cents per share, fully diluted, WHICH REPRESENTED A THIRTY PERCENT--SEVEN PERCENT INCREASE IN EARNINGS PER SHARE OVER 2001, WHEN NET INCOME TOTALED TWENTY-THREE POINT ONE MILLION, OR FOUR POINT SEVENTEEN PERCENT FULLY DILUTED SHARES.

The fourth quarter was characterized by a continued rapid prepayment in FBR Asset's mortgage-backed securities portfolio, with the average monthly CPR, or constant prepayment rate, reaching thirty-six percent. Despite this activity, the mortgage portfolio continued to be the most significant contributor to FBR Asset's net income, representing ninety-five point four percent of net revenue, which we define as net interest, dividends, fees, and net gains. During the quarter, our net interest spread was two point four seven percent, and we finished the quarter with leverage in the MBS portfolio, as measured by liabilities to capital invested, of approximately seven to one. The net interest spread declined from two point seven three percent in the third quarter of 2002, primarily as a result of lower asset yields driven by the exceptionally high prepayment speeds and lower reinvestment rates.

FBR Asset generated gains in the quarter of eight point eight million dollars. These gains were one hundred percent from the mortgage-backed security portfolio and were generated as we selectively realized gains in the securities that were exhibiting very high prepayment speeds, yet continued to trade at significant premiums to our cost basis. This gain was substantially offset by one-time merger expenses and lower-than-normal leverage during the quarter. Additionally, through these sales, we have eliminated all fixed rate mortgage securities from FBR Asset's portfolio and lowered our effective duration to below one point one eight.

FBR Asset continues to have a significant portion of its overall funding hedged against increases in short term interest rates and, as a result, we did not benefit fully from the most recent cut in the discount rate in the fourth quarter. Additionally, we have continued to maintain a conservative stance with regard to FBR Asset's portfolio composition and leverage. As we have discussed with you in our prior calls, our strategy at all times is to avoid credit risk in the mortgage-backed security portfolio and limit our interest rate risk. Consistent with these goals, we finished the year with a hundred percent of our mortgage-backed security assets invested in agency-backed adjustable-rate mortgage securities, guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae.

Our leverage at year-end was below our long-term target of eight and a half to one, and our average leverage during the quarter was approximately seven point seven to one. As a result, we continue to have the potential to add net interest income through meeting our target leverage in future quarters, which we intend to do as prepayment activity level eventually abates.

During the last three months of 2002, we made one new merchant banking investment of seven point five million dollars and took no gains from our equity portfolio. We have received many questions recently regarding our AmeriCredit investment. I would like to be clear that we have been and continue to be focused on the long-term intrinsic value in our merchant banking business. The AmeriCredit investment, in which we have a basis of seven dollars and five cents per share, was made significantly below what we believe to be the company's intrinsic value, and we have complete confidence in the business model and the management's ability to run what is now one of the best capitalized companies in the United States. As many of you are aware, the returns in our merchant banking portfolio since we formed the company have exceeded thirty percent annualized.

FBR Asset's book value at the end of the year, which through January 29th is virtually unchanged, stood at approximately twenty-eight dollars and seventy-six cents per share. That represents an increase of twenty percent from the book value of twenty-three dollars and ninety-eight cents at December 31, 2001. This increase, when combined with our dividends paid of five dollars and thirty cents per share during the year, provided a total return of over forty-two percent on beginning book equity for 2002.

In summary, we are very pleased with FBR Asset's performance during 2002 in what was a unique and challenging environment for the mortgage-backed strategy for much of the year.

In December, after the announcement of our agreement to merge with FBR Group, Legg Mason Value Trust and affiliated accounts purchased one point one million new shares of FBR Asset stock. These shares were sold directly to investors at thirty-three dollars and sixty-five cents per share and, as with all of our recent share issuances, the transaction was accretive to book value and earnings. Net proceeds to the company were approximately thirty-seven point three million dollars.

Now let me talk for a moment about the 2003 outlook for FBR Asset. Of seven hundred and fifty million of equity at December 31, 2002, we had about six hundred and fifty million invested in the mortgage-backed security strategy and about a hundred million in our merchant banking portfolio. We expect the mortgage-backed strategy to continue to generate an ROE in 2003 in excess of twenty percent. We expect the merchant banking portfolio will provide returns higher than twenty percent over time, which is consistent with our discipline of using the mortgage-backed strategy to create our internal hurdle for returns on a risk-adjusted basis we expect from the merchant banking portfolio. However, as is always the case given the lack of predictability of timing in the realization of these gains, we are currently including in our earnings forecast for 2003 just the dividend returns on our portfolio.

Since we created FBR Asset in 1997 with a book value of eighteen dollars and sixty cents per share, we have managed the company through the Asian debt crisis and the resulting break in the domestic credit and equity markets of 1998, the inverted yield curve of 1999 into 2000, and the rapidly declining interest rates of 2001 and 2002, with the resulting prepayment speeds of recent quarters. I am thus particularly proud to note that from inception through the end of last year, we have increased the book value of the company from eighteen dollars and sixty, eighteen dollars and sixty cents to almost twenty-nine dollars per share, and paid cash dividends during that time frame totaling fourteen dollars and thirty-six cents.

Lastly, we look forward to the completion of the pending merger of FBR Asset and FBR Group in the first quarter, which will create significant value for the shareholders of both companies.

With that, I would like to open the call for questions regarding either FBR Group or FBR Asset Investment Corporation.

MODERATOR:
Thank you, sir. At this time, if you do have a question, please press star-one on your touch-tone phone. Again, that is star-one to ask a question. Our first question comes from Eric Woodworth. Sir, your line is open.

ERIC WOODWORTH, CALLER:
Good morning. Your leverage on your mortgage-backed portfolio within FBR Asset--why did you take it down lower than your target? And also, do you intend to keep decreasing that leverage, or do you intend to bring it back up here in the next couple quarters?

FBR REPRESENTATIVE:
Specifically, the leverage, as you know, can be volatile simply because of - particularly in this environment - the rapid prepayment speed. And so we very selectively reposition the portfolio, and add new assets as appropriate. We certainly anticipate that we should be back to a fully leveraged position by sometime in the middle to the end of this quarter--in fact, by February we should be back to a fully leveraged position of about eight and a half to one.

WOODWORTH:
And the spreads are comparable to the fourth quarter, or should I assume some further contraction?

FBR REPRESENTATIVE:
No, they are roughly comparable to where we were for the average of the fourth quarter.

WOODWORTH:
Okay, thanks.

MODERATOR:

Our next question comes from Howard Feingold. Sir, your line is open.

HOWARD FEINGOLD, CALLER:
Thank you. Two questions--the first is on FBR Asset Management. In the non-MBS mortgage portfolio, at the end of the quarter, where did you end up in terms of unrealized gains or losses?

FBR REPRESENTATIVE:
Our unrealized gains at December 31st were roughly about four million dollars.

FEINGOLD:
Okay. That's slightly less than it was, I believe, in the third quarter, is it not?

FBR REPRESENTATIVE:
Slightly less. That includes some securities that we carry which are private and which are actually trading actively at much higher prices. So from an accounting standpoint it's roughly four. We believe there's more value in that portfolio today.

FBR REPRESENTATIVE:
In other words, the private securities we keep at our cost. We don't mark them, although they're trading in the market today at considerably higher prices.

FEINGOLD:
Okay, thank you. The second question--I hope you can provide some enlightenment to me. This is on the merger. My understanding was that a taxable REIT subsidiary needed to be incidental to the business of the REIT itself. Can you explain your rationale - how the brokerage firm is incidental to the mortgage-backed portfolio? And secondly, have you had any IRS prior scrutiny of this transaction in terms of how they would view it?

FBR REPRESENTATIVE:
Very specifically, our company, FBR Group, is the manager for FBR Asset Corporation. All of the employees are located in and employed at FBR Group. This is a very fundamental and very significant part of FBR Group's business, and it is very consistent with the business that we've operated now for many years. So it is very integral and completely consistent with the business activity of FBR Group and certainly of the combined business.

FBR REPRESENTATIVE:
With regard to the IRS, you know, we have opinions of counsel that this is consistent with any IRS rules, and we do not require an IRS ruling or opinion to go forward with the transaction.

FEINGOLD:
When do you expect the proxy material to go out?

FBR REPRESENTATIVE:
Within the next two weeks.

FEINGOLD:
Okay. Thanks very much, gentlemen.

FBR REPRESENTATIVE:

Thank you.

MODERATOR:
Our next question comes from Alice Hoey. Your line is open.

ALICE HOEY, CALLER:
Yes, a couple of quick questions. Could you provide quarterly CPR rates, excluding any assets purchased in the fourth quarter? And also, what was the CPR in December and what is it today?

FBR REPRESENTATIVE:
What we provided was an average monthly for the quarter, and it did exclude purchases of securities. I don't have the actual quarterly number in front of me, but it would not be materially different, because our average assets were not materially different on a month-by-month basis.

HOEY:
Okay.

FBR REPRESENTATIVE:
We can certainly get you that right after the call. But it's going to be somewhere in the mid to high thirties.

HOEY:
So they are trending up a bit?

FBR REPRESENTATIVE:
Actually, December was lower than November...

HOEY:
Okay.

FBR REPRESENTATIVE:
....but January is kind of right in line - right in between December and November
- so they are holding constant at a high level.

HOEY:
Also, your duration came down further than I expected it to. Is that a level you're going to want to keep it at, or do you think you'll go back up to more normalized levels?

FBR REPRESENTATIVE:
We have always said that we want to stay somewhere between one and a half to two. We are very comfortable with it at one point two. Over time, as we add new securities and prepayments slow, it's going to drift back up to about one and a half.

HOEY:
Okay. Thank you.

MODERATOR:
Our next question comes from Joe Stieven. Sir, your line is open.

JOE STIEVEN, CALLER:
Good morning, guys. First of all, good quarter. A couple of my questions were answered, but could you explain--you did change the investment mix around. As you said, you got rid of all your fixed-rate MBSs. I actually applaud you for that, but I'd like to sort of hear your rationale on doing that. That's question number one. Question number two is, is there, is the fact that the leverage has come down in FBR Asset due in part to the fact that you're putting on some securities transactions over at the broker dealer that I do not follow? Thanks, guys.

FBR REPRESENTATIVE:
Joe, with regard to the fixed-rate securities, it was a very small percentage of the portfolio even heading into the fourth quarter, somewhere in the neighborhood of one or two percent. But the decision was very simply, as Eric outlined in his comments, those securities were exhibiting very high prepayment speeds and yet were still trading at significant premiums to our cost. And so it was an opportunity to realize value that we believed might have degraded as we continued at high prepayment speeds.

And with regard to the leverage, we haven't adjusted the leverage in advance of the transaction. We are simply continuing to deal with high prepayment speeds, which are going to take your leverage down, and in trying to make purchases, that will get us back to our target.

FBR REPRESENTATIVE:
But again, Joe, just to be clear we are not trying to manage this portfolio at all. They are just - given a very rapid falling rate environment - there was a very unusual circumstance, as Rick pointed out, in these fixed-rate securities, and it simply made sense to take advantage of it, but it's a very unusual circumstance and it is not something we do as a practice.

STEVENS:
Thank you, guys.

FBR REPRESENTATIVE:
Thank you, Joe.

MODERATOR:
Just as a reminder, if you do have a question, please press star-one on your touch-tone phone. Our next question comes from Larry Yavner. Sir, your line is open.

LARRY YAVNER, CALLER:
With regard to your deal, could you just let us know where you stand on the regulatory front?

FBR REPRESENTATIVE:
On the regulatory front, we expect our final comments from the SEC within the next two weeks, and then we will file our proxy. We've gotten all our Scott-Rodino approvals, and the Federal Reserve has given us an indication that they have no problem with the transaction.

ABNER:
So what would be the timing on the Federal Reserve?

FBR REPRESENTATIVE:
The Federal Reserve will probably give us a final ruling in mid-February, and there is a fifteen-day waiting period after that.

ABNER:
And the OCC?

FBR REPRESENTATIVE:
There is no OCC.

ABNER:
Okay. Thank you.

MODERATOR:
At this time I'm showing no further questions.

FBR REPRESENTATIVE:
Thank you, everybody, for joining us. We appreciate it.

                                    # # #




Proxy Information

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. In addition, FBR Group, FBR Asset and Forest Merger Corporation will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about FBR Group and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.


Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002. Additional information is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive preliminary joint proxy statement/prospectus when it is filed with the SEC.